, NY 10022-2585 tel fax
575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Kathleen H. Moriarty kathleen.moriarty@kattenlaw.com (212) 940-6304 direct (212) 894-5504 fax

June 3, 2013

Via EDGAR

Securities and Exchange Commission

Washington, DC  20549

ETFS Gold Trust

File Nos.: 001-34441 & 333-173472

Amendment to Form 10-K for the Year Ended December 31, 2012

Dear Ladies & Gentlemen:

            On behalf of the ETFS Gold Trust (the “Trust”) sponsored by our client ETF Securities USA LLC (the “Sponsor”), we are (a) filing herewith an amendment (the “Amendment”) to the Trust’s Form 10-K for the year ended December 31, 2012 (“Form 10-K”) solely to file the consent of Deloitte & Touche LLP, the Trust’s independent registered public accounting firm (“Auditor”), as Exhibit 23.1 thereto (the “Consent”), which was inadvertently omitted from the original filing of the Form 10-K on February 28, 2013 and (b) submitting responses to oral comments by Thomas Kluck of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) made during a telephonic conversation on May 29, 2013 with the undersigned concerning the Form 10-K and the Trust’s registration statement on Form S-3 (File No.: 333-173472) (the “Registration Statement”).  For convenience, we have numbered and summarized the substance of the Staff’s oral comments in italics below, and then added the response to each immediately thereafter.

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

June 3, 2013

1.            We note that the Trust did not file the consent of its independent registered public accounting firm as an exhibit to its annual report on Form 10-K.  Please explain this omission and amend the annual report promptly to submit a copy of the consent.

            The Trust is filing the Amendment to provide the Consent concurrently with the submission of this response letter.  The Sponsor has taken very seriously the inadvertent failure to provide the Consent with the original filing of the Form 10-K and has adopted procedures reasonably designed to prevent this oversight in the future.  Among other things, the Sponsor, in consultation with the Auditor, has amended its current checklist for pre-filing communications that is used in connection with the preparation of annual reports on Form 10-K for the Trust or any other filing pursuant to the Securities Exchange Act of 1934 that contains a report of an expert that would require the filing of a  written consent of such expert pursuant to Rule 439 under the Securities Act of 1933 and Item 601 of Regulation S-K where such a report is incorporated by reference into a then current and effective registration statement.  This checklist explicitly states  that the inclusion of a copy of the Auditor’s Consent, with respect to the Registration Statement or any future registration statement incorporating by reference subsequent reports of the Auditor, is required as an exhibit to the Trust’s Forms 10-K, and also must be listed in the exhibit index to Form 10-K.  In addition, an identification of the specific Sponsor personnel charged with coordinating receipt of the Consent from the Auditor will be maintained in such procedures and updated as necessary.

Securities and Exchange Commission

June 3, 2013

2.            Please provide us with your analysis as to what impact, if any, the Trust’s failure to timely file the consent of its independent registered public accounting firm has had on the Trust’s ability to keep its registration statement on Form S-3 current.

            We believe that the Trust’s inadvertent failure to file the Consent as an exhibit to its Form(s) 10-K did not render its Registration Statement or the prospectus contained therein (“Prospectus”) non-current or ineffective.  One of the Trust’s important structural features is that it be able to continuously offer and sell its shares to the public.  Personnel of the Sponsor,  the Auditor and Sponsor’s counsel are all aware of this aspect of the Trust when they work together in connection with the preparation, audit and filing, respectively, of the Trust’s regulatory filings required by the Commission, including those made on Form S-3 and Form 10-K.  Although we acknowledge that the Trust unintentionally failed to comply with the Commission’s Rule 439 by omitting to file the Consent in a timely fashion in connection with the filing of its Form(s) 10-K, we are unaware, after consultation with the Auditor’s personnel, of any reason that would have prevented the Auditor from providing its Consent for such purpose at the time of the original filing of Trust’s annual reports on Form 10-K. Therefore, we believe that the failure to file the Consent did not cause the Trust’s financial statements filed under Form 10-K after the effectiveness of the Registration Statement to be disregarded or to be deemed stale.  The Trust’s updated financial statements, which were filed with the Commission on Form 10-K in a timely fashion,  met the requirements of Section 10(a)(3) of the Securities Act and Rule 427 despite the omission of a filed Consent as an exhibit to such form. Thus, we believe that the Trust’s financial statements were brought up to date on the day that the deficient 10-K was filed, and that the Registration Statement, which wholly incorporated such financial statements by reference, remained effective on such day, and that it continues to remain effective as the eligibility to use Form S-3 remains.   We believe that all offers and sales of the Trust’s shares were made in reliance upon the Registration Statement that properly incorporated by reference the information contained in the timely-filed Form(s) 10-K of the Trust during the period in question, and that such  transactions were made through the use of a current and effective Prospectus despite the inadvertent omission of the Consent exhibits to such Form(s) 10-K.

            If you have additional questions, or if I can be of any further assistance, please do not hesitate to call me at (212) 940-6304 or, in my absence, Peter Shea at (212) 940-6447.

Very truly yours,

/s/ Kathleen H. Moriarty

Kathleen H. Moriarty

cc (w/ enclosures):            Mr. Thomas Kluck

                                        Branch Chief

                                        Division of Corporation Finance

                                        Securities and Exchange Commission

                                    Mr. Graham Tuckwell

                                    Mr. Christopher Foulds

                                    Mr. Peter Shea